Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com
September 6, 2007

Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   CVR Energy, Inc.,
Registration Statement on Form S-1
File No. 333-137588
(the “Registration Statement”)

Dear Mr. Schwall:

This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter, dated June 28, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 8 to the Registration Statement (the “Registration Statement”). This letter is being filed with Amendment No. 8 to the Company’s Registration Statement.

The pricing information included in Amendment No. 7, which the Company filed on June 5, 2007, assumed a price per share of $20.00 per share. Amendment No. 8 continues to make this same assumption. However, the ultimate pricing is subject to market conditions and deliberations between the Company and the underwriters, and may be higher or lower than the pricing included in the current amendment. If the assumptions underlying the pricing change subsequent to the date hereof, due to market conditions or otherwise, the Company may change the pricing assumption in a later amendment.

Form S-1/A-7 filed June 5, 2007

Prospectus Summary

Nitrogen Fertilizer Limited Partnership, page 5
1.      The first time you refer to a technical term or a term that may be unfamiliar to the ordinary investor, define the term or provide a cross reference to a section where the definition can be found. For example, we note the terms “aggregated adjusted operating surplus” on page 5 or “phantom unit” or “phantom points” on page 42.

Response: The Company has added additional cross references to definitions of technical or unfamiliar terms. See the revised disclosures related to the terms “adjusted operating surplus” (on pages 5 and 44), “master limited partnership” (on page 6), “operating surplus” (on page 45) and “phantom points” (on page 42). In addition, see the revised disclosure relating to the terms “netback” (on page 81), “blendstocks” and “feedstocks” (both on page 97), and “coker unit” and “crude unit” (both on page 98).

2.      Your response to prior comment 36 indicates that the partnership has no distribution policy and that it has not expressed the intention to pay distributions at any particular rate. Your disclosure on page 5 indicating that you will be able to receive a quarterly distribution of $0.4313 per unit appears to disclose a purported distribution rate. Please reconcile or explain what the quarterly distribution of $0.4313 represents.

Response: The Company has revised the disclosure on page 5 in order to explain what the quarterly distribution of $0.4313 per unit represents.

The $0.4313 amount is principally a contractual arrangement used to determine when the Partnership’s managing general partner’s incentive distribution rights become payable. As disclosed on page 5, the Partnership has not yet established a distribution policy. Any distribution policy likely will be established at the time the Partnership consummates an initial public or private offering (if any) and the initial quarterly distribution level at that time may be set at a level higher or lower than $0.4313, depending on market conditions at the time of the initial offering (if any) and Partnership cash flows expected at such time. Before the earlier of (a) a sale by us or the Partnership of units and (b) such time as the managing general partner begins receiving distributions on the IDRs, the Partnership will distribute all available cash to the Company. However, the Partnership’s limited partnership agreement provides that the managing general partner will be entitled to payments on its incentive distribution rights only after the Company has received a quarterly distribution of $0.4313 per unit. Accordingly, the $0.4313 quarterly distribution amount is a contractual arrangement between the Company and the managing general partner which serves to establish the Company’s and the managing general partners’ relative rights to quarterly distributions from the Partnership.

Organization Structure, page 10
3.      We note the footnote indicating that Mr. John J. Lipinski will exchange his interest in Coffeyville Refining & Marketing, Inc. and Coffeyville Nitrogen Fertilizers, Inc. for shares of your common stock with an equivalent value. Please disclose in an appropriate area of the filing how that equivalent value will be determined.

Response: The Company has added additional disclosure on page 224 indicating how the number of shares to be issued to Mr. Lipinski will be determined. A cross reference to this additional disclosure has been added in the footnote on page 10.

4.       Please clarify, if true, that CVR GP, LLC does not have a direct or indirect equity ownership in CVR Partners, LP. If true, please revise your chart to remove the solid line which appears to indicate that an equity ownership exits. Please also revise your chart to depict the nature of the relationship.

Response: The Company has added a footnote to the chart on page 11 in order to clarify the nature of CVR GP, LLC’s interest in CVR Partners, LP. CVR GP, LLC, which the Company refers to as “Fertilizer GP,” is the managing general partner of CVR Partners, LP (the Partnership) and owns all of the incentive distribution rights in the Partnership which, over time, provide CVR GP, LLC with the right to receive increasing percentages of the Partnership’s cash flow. The incentive distribution rights held by CVR GP, LLC constitute its equity ownership interest in CVR Partners, LP.

5.       If there is no direct or indirect ownership interest, please also provide a separate chart that depicts the economic interest of each party with an interest in CVR Partners, LP.

Response: The Company has revised the chart on page 11 to show that three entities have economic interests in CVR Partners, LP. As indicated in the chart, these three entities are: CVR GP, LLC, which is the Partnership’s managing general partner and owns all of the incentive distribution rights; CVR Special GP, LLC, which is a special general partner and owns special GP units (99.9% of all special units); and Coffeyville Resources, LLC, which is the Partnership’s limited partner and owns special LP units (0.1% of all special units).

Risk Factors, page 23
Following the completion of this offering, the Goldman Sachs Funds and the Kelso Funds will continue to control us and may have conflicts of interest with other...page 41
6.       Expand the fourth paragraph to explain why the sale of your common stock by Goldman Sachs Funds or Kelso Funds will result in your having to make distributions under the phantom unit appreciation plans.

Response: The Company has expanded the disclosure on pages 42-3 in response to the Staff’s comment.

7.       Please disclose whether the Goldman Sachs Funds and the Kelso Funds are contractually obligated to contribute to Coffeyville Acquisition III LLC the $10.3 million distribution they will receive from you.

Response: The Company has clarified the disclosure on page 43 in response to the Staff’s comment.

Fertilizer GP can require us to be a selling unit holder in the Partnership’s initial offering at an undesirable time or price, page 48
8.       Expand the risk factor to discuss how your sale of partnership units will impact your financial situation.

Response: The Company has revised the disclosure on pages 48-9 in response to the Staff’s comment.

Use of the limited partnership structure involves tax risk. For example, if the Partnership is treated as a corporation for U.S. income tax purposes..., page 51
9.       Your disclosure suggests that you anticipate benefiting from the Partnership’s treatment as a partnership and that your anticipated cash distributions assume that you will obtain this benefit. If that is correct, provide an opinion of counsel supporting that position, and provide appropriate discussion in the filing identifying counsel. In that regard, we refer you to Rule 436 of the Securities Act. Otherwise, revise so that all disclosure regarding any potential distributions assumes that the Partnership will be taxed as a corporation.

Response: The Company has modified the disclosure on page 51 to indicate that the material risk related to the benefits of the limited partnership structure relate to the Partnership’s status, for federal income tax purposes, as a partnership following such time as the Partnership is publicly traded and that the Partnership will be required to obtain an opinion of counsel regarding such status at the time, if any, when the Partnership undertakes an initial public offering.

The Partnership may never seek to or be able to consummate an initial public offering or one or more private placements, page 53
10.      You state that if the Partnership never consummates a public or private offering, the value of your investment may be impacted. Please expand to explain how the value of your investment may be affected.

Response: The Company has revised the disclosure on page 53 in response to the Staff’s comment.

Dilution, page 62
11.      Please disclose why the disclosure in the second table does not give effect to the distribution made to existing stockholders in December 2006 and the distribution to be made to the stockholders in connection with the transactions.

Response: The Company has revised the disclosure on page 62 in response to the Staff’s comment. As modified, the disclosure in the table gives effect to the two distributions.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 65
12.      Please tell us how your pro forma adjustment (e) to “reflect the income tax expense related to the sale of the managing general partner interest in the Partnership” meets the continuing impact criteria under Rule 11-02(b)(6) of Regulation S-X. Refer also to Rule 11-02(b)(7) of Regulation S-X.

Response: The Company has revised the unaudited pro forma condensed consolidated statement of operations on pages 65-6 to remove the pro forma adjustment.

13.    We note that your pro forma adjustment (h) “Reflects $10 million termination fee in connection with the termination of the management agreements payable to Goldman, Sachs & Co. and Kelso & Company, L.P. in conjunction with this offering.” Please tell us why you believe this adjustment meets the continuing impact criteria under Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the unaudited pro forma condensed consolidated statement of operations on pages 65-6 to remove the pro forma adjustment.

14.    We note your disclosure in pro forma adjustment (f) that “All information in this prospectus assumes that prior to the initial public offering, 17,500 non-vested restricted shares of our common stock will be issued to two of our directors.” Please compare and contrast this with your disclosure under the Capitalization table on page 61 in footnote (4) that “The number of shares of common stock to be outstanding alter the offering ... excludes 17,500 shares of non-vested restricted stock to be awarded to two directors pursuant to our long-term incentive plan on the date of this prospectus.”

Response: The Company has clarified the disclosure on page 66 in note (f) to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006. The 17,500 non-vested, restricted shares to be issued to two of the Company’s directors at the time of the offering are not considered outstanding at the time of the offering, as the shares are not vested and the directors will not have the power to vote or dispose of such shares. Therefore, the directors will not have beneficial ownership of such shares, and they are not included in the 81,641,591 shares outstanding as disclosed in the capitalization table on page 60. This is consistent with the pro forma weighted average shares, basic, as disclosed in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 on page 65, which does not include the 17,500 shares as outstanding. The difference between the pro forma weighted average shares, basic, and the pro forma weighted average shares, diluted, on page 65 is that the pro forma weighted average shares, diluted, includes the 17,500 non-vested, restricted shares.

Selected Historical Consolidated Financial Data, page 71
15.    Please tell us why you have omitted the balance sheet data for the three months ended March 31, 2006 for the Successor. Refer to the Instructions to Item 301.4 of Regulation S-K, which states that “If interim period financial statements are included, or are required to be included by Article 3 of Regulation S-X, registrants should consider whether any or all of the selected financial data need to be updated for such interim periods to reflect a material change in the trends indicated; where such updating information is necessary, registrants shall provide the information on a comparative basis unless not necessary to an understanding of such updating information.”

Response: The Company has revised the Selected Historical Consolidated Financial Data on page 73 to include the balance sheet data at June 30, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78
Nitrogen Fertilizer Limited Partnership, page 84
16.    We have considered your response to prior comment number 19. For further clarification, please tell us how your primary beneficiary analysis under FIN 46R contemplated i) the rights of the managing general partner to cause the Partnership to pursue an initial public or initial private offering of its limited partner interests and ii) the restructuring of your interest in the Partnership through dilution of your special units to a subordinated status in connection with any initial public or private offering by the Partnership.

Response: The Company’s analysis of the primary beneficiary was performed considering the conditions which will exist under the terms of the Partnership at the time of CVR Energy’s initial public offering. As noted in the Company’s response to prior comment 19, those conditions indicate that the special general partner will be the primary beneficiary. The Company’s analysis supporting the conclusion that the special general partner will be the primary beneficiary did not consider future events, including those events that would require a reconsideration of the primary beneficiary noted in paragraph 15 of FIN 46R, that would change the conditions which will exist at the time of CVR Energy’s initial public offering. The Company recognizes that future events such as the managing general partner causing the Partnership to pursue an initial public offering and the restructuring of the Company’s interest in the Partnership through the dilution of the Company’s special units to a subordinated status in connection with an offering by the Partnership will be events that will require the Company to reconsider the analysis of the primary beneficiary. However, had the Company considered the potential future impacts of an offering by the Partnership to the primary beneficiary analysis, the Company does not believe that the Partnership’s offering is an event that would cause the special general partner to fall below the level of absorbing the majority of the expected losses.

Liquidity and Capital Resources, page 122
17.    Please tell us what you mean by the “inherent nature” of the cash flow swap in your statement that “If the unrealized portion of this obligation becomes realized during 2007 and we are required to satisfy the obligations associated with the realized losses, assuming the plant is operating in a commercially reasonable manner, we will have cash flows from operations sufficient to meet this obligation, as a result of the inherent nature of the Cash Flow Swap.”

Response: As a result of the Company’s determination that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under current generally accepted accounting principles in the United States, the Company’s periodic statements of operations reflect material amounts of unrealized gains and losses based on the increases or decreases in market value of the unsettled position under the Cash Flow Swap. As the crack spreads in the forward markets increase, indicating a positive impact for the economic outlook of the Company, the Company is required to record an unrealized loss in the Company’s statement of operations and, conversely, as the crack spreads in the forward markets decline, indicating a negative impact for the economic outlook of the Company, the Company is required to record an unrealized gain in the statement of operations.

It is this inverse relationship between the economic outlook for the underlying business (as represented by the forward market crack spread levels) and the income impact of the unrecognized gains and losses that is referred to as the “inherent nature of the Cash Flow Swap.” As a result of being less than 60% hedged for future periods, assuming that the refinery is operating commercially reasonably, the Company will benefit in periods of high crack spreads on 100% of its physical production of which less than 60% is impacted by the Cash Flow Swap. For this reason, if the economic climate which results in the Company recording an unrealized loss on the Cash Flow Swap persists through the maturity of the Cash Flow Swap, the Company will benefit from the high crack spreads on significantly more volume than is negatively impacted by the Cash Flow Swap.

Executive Compensation, page 191
Overview, page 191
18.    Describe or provide examples of situations in which the board might “delegate to the compensation committee the authority to take actions on specific compensation matters or ... for certain employees or officers.”

Response: The Company has expanded the disclosure on page 192 in response to the Staff’s comment.

Base Salary, page 193
19.    Please describe the aspects of the named executive officers’ individual performances that were taken in consideration in determining each element of their compensation. For example, we note that in determining salary levels, the compensation committee took into account individual performance. However, you do not discuss the aspects of the individual performance that were considered.

Response: The Company has expanded the disclosure of the named executive officers’ individual performances on pages 193-4 in response to the Staff’s comment.

Annual Bonus, page 194
20.    We note the statement that you “use information about industry practice in determining both the level of bonus award and the ratio of salary to bonus.” Please identify the industry practice information that you took in consideration in setting the annual bonus amounts. If the industry practice information to which you refer is the peer group review discussed on page 193, please clarify this.

Response: The Company has clarified on page 194 that the industry practice information is the peer group review.

21.    We note that the compensation committee decided to award cash incentive bonuses to the named executive officer at the full target percentages, as set forth on page 195, based upon the review of the individualized performance and company performance as compared to expectations for the year ended December 31, 2006. Please discuss in some detail whether the performance of the named executive officers and of the company met your expectations for 2006 and how each of the named executive officers contributed to meeting such expectations.

Response: The Company has expanded the disclosure of individual performance of the named executive officers on pages 193-4 and has added disclosure regarding 2006 expectations on page 195.

22.    We note your disclosure that the compensation committee provided certain additional bonuses in December 2006 to the named executive officers separate and apart from the bonus percentages set forth in the named executive officers’ employment agreements. You also state that, “It was the decision of the compensation committee that bonuses would be paid to partially bridge the difference between the base salaries established for the executive officers and the average compensation paid by members of our peer group of companies.” Please explain this in better detail. Quantify the additional bonus paid to each executive in December. Explain why you decided to bridge the difference between your executives’ base salary and the peer group’s average compensation. For example, does “average compensation” of the peer group mean the base salary, or does it also include bonuses? It would appear that this “partial bridge” was meant to make the compensation of your executives comparable to that of your peer group, irrespective of whether your executives’ individual performance and resulting bonus was sufficient. Please explain.

Response: The Company has expanded the disclosure on page 195 under “Annual Bonus” in response to the Staff’s comments.

23.    It is not clear why the need to increase future target percentage for the performance-based annual cash bonus results in an expectation that additional discretionary bonuses will not be awarded in the future. Please revise.

Response: The Company has modified the disclosure on page 196 in response to the Staff’s comments.

Equity, page 196
24.    We note the statement, “The equity incentives were negotiated to a large degree at the time of the acquisition in June 2005 in order to bring the executive officers’ compensation package in line with executive at similarly situated companies.” Please identify such similarly situated companies and discuss the aspects in which they were found to be similar to you.

Response: The Company has modified the disclosure on page 196 in response to the Staff’s comments.

25.     Please describe the methodology for payouts of equity based compensation, as set forth in the Coffeyville Acquisition LLC Limited Liability Company Agreement.

Response: The Company has expanded the disclosure on pages 196-7 in response to the Staff’s comments.

26.    We note that additional phantom points were awarded to each of the named executive officers. The triggering event for the award was the filing of your registration statement. Please discuss in some detail the reasons for awarding the phantom points and for setting the filing of the registration statement as the triggering event.

Response: The Company has modified the disclosure on page 197 in response to the Staff’s comments.

Nitrogen Fertilizer Limited Partnership, page 200
27.    We note that a number of your executive officers will also provide services to the partnership and that these persons will receive all their compensation and benefits from you. Please revise to clarify whether the partnership will reimburse you for compensation and benefits attributed to services provided to the partnership. Further, clarify your involvement in the implementation of the Profit Bonus Plan referenced on page 200.

Response: The Company has modified the disclosure on page 200 to clarify that the Partnership will reimburse the Company, in accordance with the services agreement, for compensation and benefits attributed to services provided to the Partnership. In addition, the Company has modified the disclosure on page 200 to clarify the Company’s involvement in the Profit Bonus Plan.

Summary Compensation Table, page 201
28.    The information you provide in the footnotes to the table relating to the dollar amounts awarded in phantom points to some of the named executive officers do not appear to coincide with the amounts disclosed in the Grants of Plan-Based Awards table. We note, for example, that you disclose in the footnotes that during the period ended December 31, 2006, Mr. John J. Lipinski received $1,495,211 in phantom units. However, in the Grants Plan-Based Awards table, you disclose that he received $4,252,562 in phantom units. Please reconcile.

Response: The dollar amounts included in the Summary Compensation Table for the phantom points reflect the compensation expense recognized for financial statement purposes in 2006 in accordance with FAS 123®. The dollar amounts included in the Grants of Plan-Based Awards Table for phantom points reflect the full estimated fair value as of December 31, 2006 in accordance with FAS 123® related to the points granted in 2006.

The Nitrogen Fertilizer Limited Partnership, page 230

29.    Please clarify how the entities described within this discussion equate to the entities shown on the organizational chart on page 11. In this regard and without limitation, we note reference to the managing general partner as Fertilizer GP. However, it appears that this entity is CVR GP, LLC. We also note reference to CVR Special GP, LLC and CVR LP, LLC in the disclosure that are not on the chart.

Response: The Company has revised the disclosure on page 230 in response to the Staff’s comment. All of the entities described on page 230 are now also included in the chart on page 11. In addition, rather than having the limited partner interests held by CVR LP, LLC, a subsidiary of Coffeyville Resources, LLC, the Company has elected to have the limited partner interests held directly by Coffeyville Resources, LLC and will not form CVR LP, LLC. Therefore, the Company has removed all references to CVR LP, LLC from the Registration Statement.

30.    Please identify the third party valuation firm that assisted you in determining the fair market value of the managing general partner interest and file their consent to being named as an exhibit. File also the consent of Blue Johnson and Associates.

Response: The Company has removed references to the third party valuation firm from the Registration Statement. Rather than referring to a third party valuation firm, the Company has included additional disclosure on pages 231-2 regarding the methodology used to value the managing general partner interest. The Company has also filed the consent of Blue Johnson Associates as exhibit 23.4 to the Registration Statement.

31.    Provide us with copies of the price projections that were prepared in connection with the valuation of the managing general partner.

Response: The Company has supplementally provided the Staff with copies of the price projections as requested.

Description of Partnership Interest Initially Following Formation, page 232
32.    We note that the managing general partner will not be able to receive distributions pursuant to the incentive distribution rights unless $.43 has been paid for each unit quarterly. Please explain why a quarterly payment of $.43 per unit was selected as a triggering point.

Response: The Company has expanded the disclosure on pages 232 and 239 in response to the Staff’s comment.

In addition, the Company supplementally advises the Staff that the quarterly distribution of $0.375 and the triggering point of $0.4313 per unit were set by the Company and the Partnership after estimating sustainable cash distribution levels by the Partnership and discussion with investment bankers regarding current market standards for master limited partnerships. With 30,333,333 units outstanding, a quarterly distribution of $0.375 would require cash available for distribution of approximately $45 million annually. The Company determined that this level of distributions is consistent with its nitrogen fertilizer business’s historical cash flow and in line with distribution levels of other master limited partnerships. The triggering point of $0.4313 is 115% of $0.375. The Company understands that the market standard in master limited partnerships is that the initial triggering point is 115% of the initial distribution level.

33.    We note your disclosure that the managing general partner interest will be held by Fertilizer GP, as managing general partner. Please revise the caption in the organizational structure chart on page 11 to reference Fertilizer GP or otherwise clarify which entity Fertilizer GP refers to within the chart.

Response: The Company has modified the disclosure on page 11 to clarify that Fertilizer GP refers to CVR GP, LLC, the managing general partner of the Partnership.

Initial Offering Transactions, page 233
34.    You disclose that if the Partnership consummates an initial public or private offering of common LP units representing limited partner interests, your special units will be converted into subordinated units. Please describe the accounting impact, if any, resulting from conversion of the special units into subordinated units under this sub-caption and within the footnotes to the financial statements. Please also clarify whether or not this feature was considered when determining your accounting for the contribution of the fertilizer assets to the Partnership and the determination of fair value of the interest to be sold to the managing general partner interests.

Response: The Company has not completely considered the conversion of the special units into subordinated units because the conversion has not yet occurred and it is not expected to occur prior to or at the time of CVR Energy’s initial public offering. The Company has not, therefore, included any disclosures about the effect of the conversion in the footnotes to the Company’s financial statements. Also, as noted in the Company’s response to comment 16 above, the Company does not believe that an offering by the Partnership requiring the restructuring of CVR Energy’s interest in the Partnership through the change of the units to a subordinated status will be an event that would cause the Company’s interest to fall below the level of absorbing the majority of the expected losses.

The contribution of the fertilizer assets to the Partnership was considered as a transaction between entities under common control. The conversion potential was not considered relevant to that transaction as it had no impact or relevance to the determination that the entities were under common control.

The Company’s response to comment 38 below addresses how this conversion feature was considered in the determination of fair value of the interest to be sold to the managing general partner.

Cash Distributions by the Partnership, page 237

35.    We note from your response to prior comment number 38 that “the Company does not anticipate paying dividends to its shareholders for the foreseeable future;” and your disclosure on page 238 that “Because all available cash will be distributed to us, the board of directors of Fertilizer GP has not adopted a formal distribution policy.” Please clarify whether there is a difference between the term dividends referenced in your response and the distribution policy referenced in your disclosure.

Response: The response to prior comment number 38 used the term “dividends” because that response was addressing a corporation, CVR Energy, Inc., and corporations pay dividends. The disclosure on page 238 used the term “formal distribution policy” because that disclosure was discussing a partnership, CVR Partners, LP, and partnerships make distributions rather than pay dividends. A “distribution” for a partnership is equivalent to a “dividend” for a corporation.

(1)  Organization and Nature of Business and the Acquisitions, page F-9
General
36.    Please set forth, under a separate sub-caption within this footnote, disclosure that describes the creation of the nitrogen fertilizer Partnership. Without limitation, please provide an overview paragraph that includes the following:
•      The business reason for the registrant, CVR Energy, Inc., to enter into this transaction;
•      The reason why the registrant’s special units will be converted into subordinated units upon an initial offering by the Partnership;
•      Clarification that the special units are comprised of special GP units and special LP units;
•      Explanation of the terms of the put and call rights of the Partnership if an IPO is not consummated by the second anniversary of the date of the agreement. Refer the reader to your disclosure in footnote (5) surrounding your accounting for the put and call rights.

Response: The Company has added additional disclosure on pages F-11 and F-12 in response to the Staff’s comment. The Company has not included a reference in the new disclosure to footnote (5) regarding the Company’s accounting for put and call rights, because the accounting for put and call rights described in that footnote are not applicable to the put and call rights relating to the managing general partner interest.

37.    We further note your disclosure under this sub-caption that “CVR intends to sell the managing GP interest to an entity owned by its controlling stockholders and senior management at fair market value prior to the consummation of this offering.” Please expand your disclosure in the above requested separate sub-caption to include the purchase price and clarify what ownership percentage in the Partnership the managing general partner will acquire with its $10.6 million acquisition. In addition, please identify the third party valuation firm that was used in determining the fair value of the managing general partner interest and include a consent from this third party valuation firm as an exhibit.

Response: The Company has included additional disclosure on page F-11 in response to the Staff’s comment. The Company also deleted the reference to the third party valuation firm.

38.    Please also tell us if and how the purchase price of $10.6 million takes into account i) release of the Partnership and its subsidiaries from their obligations under your credit facility and swap arrangements with J. Aron, ii) sole discretion of the managing general partner to cause the Partnership to undertake an initial private or public offering, iii) put right of Partnership to require the registrant to purchase the managing general partner interest, and iv) subordination of the special units upon consummation of an initial or private offering of common LP units representing limited partner interests.

Response: The purchase price of $10.6 million for the managing general partner was principally determined by evaluating the projected cash distributions resulting from the managing general partner’s incentive distribution rights. Accretion of incremental value to the managing general partner will result from future actions of the managing general partner such as acquiring additional assets for the Partnership or in other ways increasing the cash flow generated by the Partnership. With respect to the four items specified in the Staff’s comment:

i)       Release From Credit Facility and Cash Flow Swap. The valuation of the managing general partner assumed that the Partnership and its subsidiaries were released from their obligations under the Company’s Credit Facility (and other new credit facilities described in Amendment No. 8 to the Registration Statement) and the Cash Flow Swap with J. Aron. The modeling that was done to determine the cash flows to the managing general partner was based on the assumption that the Partnership would need to incur $75 million of indebtedness and in order to complete this financing the Partnership and its subsidiaries would need to be released from the Company’s existing Credit Facility and Cash Flow Swap.
ii)      Discretion to Cause Partnership Offering. This right of the managing general partner to cause the Partnership to undertake an initial private or public offering was not taken into consideration in the valuation because the amount of cash distributed to the managing general partner in respect of its incentive distribution rights is the same regardless of whether or not the Partnership has consummated an offering.
iii)    Put Right. The managing general partner can require CVR Energy, Inc. to purchase the managing general partner interest under specified circumstances. This put right was not considered in the valuation of the managing general partner as it is a right to put the interest back to CVR Energy at the then current fair market value. If the put right had required CVR Energy to pay a fixed price or a discount to the fair market value, then the right could have had an imputed value at the time the right was issued. However, given that the put right is a right to sell at the then prevailing fair market value, it has no material value at this time, given the uncertainly of what the fair market value could be at the time the right might be exercised.
iv)     Subordination of Special Units. The potential subordination of the Company’s special units does not impact the valuation of the managing general partner interest because the level of distributable cash flows at which point subordination becomes relevant (i.e., that sufficient to pay the minimum quarterly distribution on all outstanding units) is below that at which distributions begin to be payable in respect of the incentive distribution rights (i.e., distributable cash flows in excess of the first target distribution multiplied by the number of outstanding units). The subordination is substantially for the benefit of the purchasers of limited partner interests in an initial public or private offering by the Partnership, or in the aftermarket, and not the holder of the incentive distribution rights.
(5)  Members Equity, page F-23
39.   We note from your expanded disclosure in response to prior comment number 44 that you will “account for the changes in the redemption value of the shares in the period the changes occur and adjust the carrying value at the end of each reporting period with an equal and offsetting adjustment to Members’ Equity.” Please tell us how you considered these outstanding shares for purposes of your pro forma balance sheet presentation given that the balance attributable to these shares are eliminated upon your conversion from a partnership structure to a corporate structure.

Response: The outstanding shares of two of the Company’s subsidiaries held by an executive management member will be exchanged for shares in the Company’s stock at an equivalent fair value immediately prior to the consummation of this offering in accordance with the original terms of the award. Upon this exchange, the ownership of the shares will be in the Company rather than in subsidiary stock and, accordingly, will be reclassified from minority interest in subsidiaries to stockholders’ equity. The value recorded in stockholders’ equity will be the fair market value of the Company’s shares, as determined upon the offering price at the projected $20 per share. For purposes of the pro forma balance sheet, the estimated fair market value of these outstanding shares are included in stockholder’s equity as upon the effective date they will be shares owned of the reporting entity. Also, in order to apply the purchase method of accounting for the step-acquisition of the subsidiaries’ interests, the adjustments recorded in permanent equity for changes in fair value to the minority interest will be reversed out of permanent equity and the entries necessary to account for the appreciation in the net assets acquired will be recorded. For purposes of the pro forma balance sheet, we have accounted for the estimated appreciation of the respective percentages in the net assets acquired as a step-up in the basis of property, plant, and equipment.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Carmen Moncada-Terry (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Jennifer Goeken (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Kevin Kaufman (KPMG LLP)